FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 22 January 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 22 January 2019, London UK - LSE Announcement

GSK completes acquisition of TESARO, an oncology focused biopharmaceutical company

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that it has successfully completed the acquisition of TESARO, Inc. an oncology-focused company based in Waltham, Massachusetts, for an aggregate cash consideration of approximately $5.1 billion (£4.0 billion). The transaction, which was announced on 3 December 2018, significantly strengthens GSK's pharmaceutical business, accelerating the build of GSK's pipeline and commercial capability in oncology.

TESARO is a commercial-stage biopharmaceutical company, with a major marketed product, Zejula (niraparib), an oral poly ADP ribose polymerase (PARP) inhibitor currently approved for use in ovarian cancer. PARP inhibitors are transforming the treatment of ovarian cancer, notably demonstrating marked clinical benefit in patients with and without germline mutations in a BRCA gene (gBRCA). Zejula is currently approved in the US and Europe as a treatment for adult patients with recurrent ovarian cancer who are in response to platinum-based chemotherapy, regardless of BRCA mutation or biomarker status.

Clinical trials to assess the use of Zejula in "all-comers" patient populations, as a monotherapy and in combinations, for the significantly larger opportunity of first line maintenance treatment of ovarian cancer are also underway. These ongoing trials are evaluating the potential benefit of Zejula in patients who carry gBRCA mutations as well as the larger population of patients without gBRCA mutations whose tumours are HRD-positive and HRD-negative. Results from the first of these studies, PRIMA, are expected to be available in the second half of 2019.

GSK also believes PARP inhibitors offer significant opportunities for use in the treatment of multiple cancer types. In addition to ovarian cancer, Zejula is currently being investigated for use as a possible treatment in lung, breast and prostate cancer, both as a monotherapy and in combination with other medicines, including with TESARO's own anti-PD-1 antibody (dostarlimab, formerly known as TSR-042).

In addition to Zejula and dostarlimab, TESARO has several oncology assets in its pipeline including antibodies directed against TIM-3 and LAG-3 targets.

Dr Hal Barron, Chief Scientific Officer and President, R&D, GSK, said: "Both GSK and TESARO are driven by a focus on patients and a deep desire to develop truly transformational medicines that can improve and extend their lives. The acquisition of TESARO, which we have completed today, significantly strengthens our oncology pipeline and brings new scientific capabilities and expertise that will increase the pace and scale at which we can help patients living with cancer."

Dr Mary Lynne Hedley, President and Chief Operating Officer, TESARO, said: "This new partnership between TESARO and GSK marks an important milestone in advancing our mission of developing transformative therapies for individuals living with cancer. Together with GSK, we can accelerate and further advance TESARO's development and commercialization initiatives and, ultimately provide more time for more patients."

Additional information
GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the completion of the cash tender offer by its indirect wholly-owned subsidiary Adriatic Acquisition Corporation ("AAC") to purchase all of the issued and outstanding shares (each a "Share" and collectively, "Shares") of common stock of TESARO, Inc. (NASDAQ: TSRO) ("TESARO") for a price of $75.00 per Share net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law.  The tender offer expired at 6:00 P.M., Eastern time, on January 18, 2019.

Computershare Trust Company, N.A., as the depositary for the tender offer, has advised that, as of the expiration of the tender offer, 50,118,797 Shares were tendered pursuant to the tender offer, representing approximately 82.8% of the issued and outstanding Shares as calculated in accordance with the Agreement and Plan of Merger, dated December 3, 2018 (the "Merger Agreement"), among GSK, AAC and TESARO.  The condition to the tender offer that at least one share more than 50% of the Shares (as calculated pursuant to the Merger Agreement) be validly tendered and not validly withdrawn and all other conditions to the tender offer has been satisfied.  Accordingly, AAC has accepted for payment and has paid the depositary for all validly tendered Shares.

GSK completed the acquisition of TESARO today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL").  Each Share issued and outstanding immediately prior to the effective time of the merger (other than Shares (i) held in the treasury of TESARO or owned by GSK, AAC or TESARO, or any direct or indirect wholly-owned subsidiary thereof, immediately prior to the effective time of the merger or (ii) held by a holder who is entitled to demand and has properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive $75.00 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law.  As a consequence of the Merger, the Shares are no longer listed on NASDAQ and will no longer be registered under the Exchange Act.

Important Notices
This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities.  On December 14, 2018, GSK, GlaxoSmithKline LLC and AAC filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described in this communication.  The tender offer statement and other documents filed by GSK and TESARO with the SEC are available for free at the SEC's website at www.sec.gov.

This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.  This release has been prepared by GSK.  No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release.  This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities.  This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction.  There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

About Zejula (niraparib)
Zejula (niraparib) is a poly (ADP-ribose) polymerase (PARP) inhibitor indicated for the maintenance treatment of adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to platinum-based chemotherapy.  In preclinical studies, Zejula concentrates in the tumour relative to plasma, delivering greater than 90% durable inhibition of PARP 1/2 and a persistent antitumour effect. Myelodysplastic Syndrome/Acute Myeloid Leukemia (MDS/AML), including some fatal cases, was reported in patients treated with Zejula. Discontinue Zejula if MDS/AML is confirmed.  Hematologic adverse reactions (thrombocytopenia, anemia and neutropenia), as well as cardiovascular effects (hypertension and hypertensive crisis) have been reported in patients treated with Zejula. Monitor complete blood counts to detect hematologic adverse reactions, as well as to detect cardiovascular disorders, during treatment.  Zejula can cause fetal harm and females of reproductive potential should use effective contraception. Please see full prescribing information, including additional important safety information, available at www.zejula.com.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mel Foster-Hawes	+44 (0) 20 8047 0674	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statements regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in the company's Annual Report on Form 20-F for 2017.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 22, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc